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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Reddy, C.N.
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   (Last)                           (First)             (Middle)

c/o Alliance Seminconductor Corporation, 2575 Augustine Drive
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                                    (Street)

Santa Clara, CA 95054
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Alliance Semiconductor Corporation (ALSC)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

December 2001

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

Executive Vice President for Investments
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          12/3/01        S                5,000      D      10.75
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Common Stock                          12/4/01        S               45,000      D      11.04
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Common Stock                          12/5/01        S               50,000      D      12.04
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Common Stock                          12/5/01        J (1)          125,000      D      11.72
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Common Stock                          12/11/01       S               25,000      D      12.35
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Common Stock                          12/12/01       S               25,000      D      12.52
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Common Stock                          12/14/01       S                2,500      D      12.00    6,175,850      D
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Common Stock                                                                                       677,500      I    by C.N. Reddy
                                                                                                                    Investments, Inc
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Contract (1)        (1)      12/5/01   J (1)     (1)   (1)    (1)     12/5/01  Common    (1)     (1)      (1)       D
                                                                               Stock
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Explanation of Responses:

(1) On December 5, 2001, the Reporting Person entered into a forward sale agreement (the "Agreement") relating to up to 125,000 shares (the "Base Amount") of common stock. The Agreement provides that the Reporting Person will deliver on January 6, 2004 (the "Maturity Date") a number of shares of common stock (or at the option of the Reporting Person, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Settlement Ratio, which will be determined as follows:

(a) If the closing price of the common stock on the Maturity Date (the "Maturity Price") is less than or equal to $12.59 (the ("Issue Price"), the Settlement Ratio will be one;

(b) If the Maturity Price is greater than the Issue Price but less than or equal to 120% of the Issue Price (the "Threshold Price"), the Settlement Ratio will be equal to the Issue Price divided by the Maturity Price; and

(c) If the Maturity Price is greater than the Threshold Price, the Settlement Ratio will be equal to the sum of the Issue Price divided by the Threshold Price plus the Issue Price divided by the Maturity Price

In consideration therefor, the Agreement provides that the Reporting Person will receive a purchase price of $1,396,445.35.

/s/ C. N. Reddy                                                 12/10/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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